SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of August 22, 2000

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Generic Announcement

Number of reports in announcement:
Not Applicable

Company Name:
MERANT plc

Full Issuer Name:
MERANT plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:


Telephone Confirmation of Release Required:


Contact Name:
Philip Rosier

Tel. No:
01635 565583 or 07971 848629

Announcement Given To Third Parties:


Amendment:


Headline:



Announcement Body Information:
CONTACTS:
MERANT                                   VMW Corporate & Investor Relations
Gary Greenfield                          Sylvia Dresner/Vicki Weiner
Chief Executive Officer                  United States
1 (301) 838 5223                         1 (212) 616 6161
Gary.Greenfield@merant.com               Info@vmwcom.com

Larry De'Ath                             Financial Dynamics
VP, Investor Relations                   Giles Sanderson/Jon Earl
1 (301) 838 5228                         United Kingdom
Larry.Death@merant.com                   44 (0) 20 7831 3113
                                         Merant@fd.com


MERANT Reports First Quarter Results

www.merant.com - August 22, 2000 - MERANT (London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a global leader in e-business software solutions, today reported its results for the first fiscal quarter ended July 31, 2000. A conference call has been scheduled for investors and analysts to review results today at 4:00 pm BST (11:00 am US EDT).

MERANT announced preliminary first quarter estimates on August 7, 2000, cautioning that revenues and earnings would be below market expectations.

Key First Quarter Points (ended July 31, 2000)

* Revenues were GBP 47.6 million under U.K. GAAP ($72.8 million U.S. GAAP).
* Egility e-business software solutions grew 7%, and now make up 62% of business.
* Total Cobol revenue declined 24%, with Cobol license fees down 43%.
* Pre-tax losses were GBP 5.4 million ($7.6 million) before amortization of goodwill charges, resulting from shortfall in first quarter revenue.
* Cash position remains strong, totalling GBP 79 million ($119 million) at the end of the first fiscal quarter.
* Strategic Egility partnerships announced with IBM, Compaq, Netron and Sun.

Commenting on the results, Ken Sexton, chief financial officer at MERANT, said:

"Operating costs in the first quarter of this fiscal year have declined by more than GBP 8 million ($12 million), compared with the fourth quarter ended April 30, 2000. This was the result of actions taken at the end of last year to reduce our operating expenses in non-growth areas such as Cobol. The revenue shortfall was the major reason for our earnings being below original consensus estimates, as a relatively high percentage of the Company's operating expense is fixed over the short-term. We will continue to reduce expenses in areas where revenues are below expectations and where longer-term growth prospects are declining. The number of employees is below that at the end of last fiscal year and is expected to further decline. MERANT continues to have a strong financial position with GBP 79 million ($119 million) in cash on our balance sheet."

Gary Greenfield, MERANT president and chief executive officer, added:

"As discussed during our announcement of first quarter preliminary estimates, we are disappointed with our revenue. We firmly believe Egility e-business is the correct focus for the Company's future growth, but it did not grow as much as expected in first quarter. A continuing transition to a solutions-based, customer-centric sales model has impacted revenues. We are taking action to improve execution, and will continue to make adjustments in sales and marketing in order to accelerate our transition to an e-business software solutions company and return MERANT to profitability.

Cobol revenues decreased at a faster than expected rate, and this decline could continue. This phenomenon was experienced across the industry, as other enterprise software companies have recently reported shortfalls associated with mainframe revenues. We will be reducing our cost base in Cobol to ensure future profitability for this revenue stream.

In addition, our overall European revenues were below expectations. This geographic shortfall was caused by a combination of market and execution issues.

The Company is considering a number of strategic alternatives to maximize shareholder value. In accordance with authority granted to MERANT at our last Annual General Meeting, to buy-back up to 10% of its outstanding shares, the Company plans to initiate a buy-back program, subject to market conditions."


Financial Commentary for the First Quarter - ended July 31, 2000.

Under U.K. GAAP, revenues were GBP 47.6 million for the first fiscal quarter as compared to GBP 54.9 million for the period ended July 31, 1999. MERANT's Egility e-business revenue made up 62% of MERANT's total revenues for the quarter. Total revenue from Cobol solutions declined 24%, with Cobol license fees down 43% due to a greater than anticipated decline in demand for Cobol and mainframe-related products. Pre-tax losses before amortization of goodwill were GBP 5.4 million for the quarter ended July 31, 2000. The above pre-tax losses are excluding goodwill charges of GBP 10.5 million.

For the first fiscal quarter, revenues were $72.8 million under U.S. GAAP. Pre-tax losses were $7.6 million before goodwill amortization charges. The above losses are excluding a goodwill amortization charge of $3.1 million.

Summary financial results are as follows:

G.B. pounds, U.K. GAAP (in millions, except per ordinary share amounts)
                                                 Three months ended
                                          July 31, 2000          July 31, 1999
------------------------------------------------------------------------------
Revenue                                      GBP 47.6 m             GBP 54.9m
EBITA                                        (GBP 6.4m)              GBP 0.8m
Pre-tax (loss) earnings - excluding goodwill (GBP 5.4m)              GBP 1.4m
Net (loss) earnings per share
- excluding goodwill                             (2.4p)                  0.6p
(Loss) after goodwill & taxation            (GBP 15.9m)             (GBP 7.9m)
(Loss) per ordinary share                       (10.9p)                 (5.7p)


U.S. dollars, U.S. GAAP(in millions, except per ADS amounts)
                                                 Three months ended
                                          July 31, 2000          July 31, 1999
------------------------------------------------------------------------------
Revenue                                         $72.8m                 $87.6m
EBITA                                           ($9.2m)                 $1.3m
Pre-tax (loss) earnings - excluding goodwill    ($7.6m)                 $2.3m
Net (loss) earnings per ADS
- excluding goodwill                            ($0.17)                 $0.05
Net (loss) income                              ($10.7m)                 $0.9m
Net (loss) earnings per ADS - diluted           ($0.36)                 $0.03

Notes:
* EBITA is earnings before interest, taxes and goodwill amortization.
* Net (loss) earnings excluding goodwill amortization is calculated based on an assumed tax rate of 35%. The actual tax rate for the fiscal year could differ depending on future operating results.

Operational Highlights

MERANT's first quarter business developments include:

* MERANT Teams with IBM to Enhance WebSphere with Market-Leading Data Access Technology - IBM will integrate MERANT's Egility Unified Information Access technology into IBM's WebSphere software platform for e-business.

* MERANT Joins Compaq to Deliver Mainframe-Class Speed and Scalability to E-Business Customers - this announcement is an expanded relationship with Compaq Computer Corporation, whereby MERANT's Egility solutions will be optimized for Compaq's AlphaServer platform running Unix software. Under this agreement, Compaq will also license and distribute MERANT's Server Express.

* MERANT and Netron Partner to Deliver Legacy-To-E-Business Solutions - announced this quarter is a strategic relationship whereby MERANT will incorporate Netron HotRod application mining technology into MERANT's Egility legacy extension and integration solutions.

* MERANT Accelerates Deployment of Legacy Applications for E-Business - Egility legacy extension solution first to wrap Cobol applications into Enterprise Java Beans.

* MERANT Enhances Middleware Technology for B2B Transactions and Information Integration - this next generation of Egility Unified Information Access technology introduces new comprehensive capabilities to manage and secure data for e-business for e-business and enterprise transactions, such as Sun's Java 2 Platform, Enterprise Edition (J2EE) and Windows DNA, through highly interoperable standards-based middleware.

* MERANT Expands Strategic Partnership with Sun - MERANT will expand its strategic relationship with Sun Microsystems, Inc., delivering a framework of infrastructure solutions based on Sun's J2EE.

Conference Call Update

A conference call has been scheduled today at 4:00pm BST (11:00am EDT) for investors and analysts to review the first quarter results. For those wishing to participate on the conference call, the telephone numbers are 800-446-2782
(US), 847-413-3235 (International) and ++353 1 240 5490 (Dublin). For access to our web presentation, please refer to the following web site at http://merant.webex.com at least 10 minutes prior to the call.

About MERANT

MERANT is a leading global e-business software solutions company. Founded in 1976, MERANT has approximately $360 million in annual revenues, 2,000 employees and more than 500 technology partners. More than 5 million professionals use MERANT technology solutions at 35,000 customer sites, including the entire Fortune 100, the majority of the Global 500 and over 400 leading dotcoms. MERANT uses its Egility framework, a comprehensive set of solutions combining expertise, market-leading technology, best practices and an extensive network of partners, to deliver an e-business applications infrastructure. Building on MERANT Egility, MERANT provides comprehensive enterprise-strength e-business solutions for companies, including e-business strategy, creative design, application development and legacy integration. For additional information, visit www.merant.com. Investor inquiries can be forwarded to Investor.Relations@merant.com.

Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995: This announcement contains forward-looking statements that include statements regarding expectations for MERANT's business strategy, its operating expenses and number of employees, its sales and marketing organization, and future prospects and growth, including the growth of MERANT's e-business solutions business and related revenues. These forward-looking statements involve a number of risks and uncertainties.
Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to provide e-business solutions and away from certain of its past primary markets, including the market for Year 2000 products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise application development and e-business solutions, the potential need for enterprise application development solutions and e-business solutions to shift based on changes in technology and customer needs, the market acceptance of MERANT's e-business solutions and e-business solutions generally, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future. Further information on potential factors which could affect MERANT's financial results is included in MERANT's Annual Report on Form 20-F for the year ended April 30, 1999, and Quarterly Reports on Form 6-K for the quarters ended July 31, 1999, October 31, 1999, and January 31, 2000, each as submitted to the SEC and as may be updated and amended with future filings or submissions, including MERANT's Form 20-F for the year ended April 30, 2000. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this announcement that may reflect events or circumstances occurring after the date of this announcement.

Financial Statement Information

The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the U.K. Companies Act 1985. Prior year figures are based on the financial statements of the Company for the year ended April 30, 2000, which will be filed with the U.K. Registrar of Companies.

U.S. Securities Filings

As a foreign private issuer in the United States, MERANT is not required to file quarterly reports with the SEC. However, starting in 1997 MERANT began furnishing to the SEC on a voluntary basis quarterly reports on Form 6-K which include MERANT's results for the applicable quarter in a format similar to that of a Form 10-Q. These materials are available on the SEC web site located at http://www.sec.gov. Copies of MERANT's Annual Report to Shareholders and Annual Report on Form 20-F, each for the year ended April 30, 1999, are available upon request to MERANT's offices in Rockville, Maryland or Newbury, United Kingdom.

Trademark Notice

MERANT and Egility are trademarks of MERANT. All other trademarks as they appear in this announcement are the property of their respective owners.

(Tables and Supplemental Analysis Follow)

MERANT plc - QUARTER ENDED JULY 31, 2000
CONSOLIDATED STATEMENTS OF INCOME - IN U.S. FORMAT
(in thousands - except per share and ADS data)
(unaudited)
                                                    Three months ended
                                           July 31, 2000       July 31, 1999
------------------------------------------------------------------------------
Net revenue
    License fees                                 $30,611             $42,526
    Maintenance subscriptions                     27,954              25,380
    Training and consulting                       14,251              19,689
-----------------------------------------------------------------------------
Total net revenue                                 72,816              87,595
-----------------------------------------------------------------------------
Cost of revenue
    Cost of license fees                           2,375               2,555
    Cost of maintenance subscriptions              5,390               5,694
    Cost of training and consulting               15,095              14,916
-----------------------------------------------------------------------------
Total cost of revenue                             22,860              23,165
-----------------------------------------------------------------------------
Gross profit                                      49,956              64,430
-----------------------------------------------------------------------------
Operating expenses
    Research and development                      14,770              14,492
    Sales and marketing                           38,112              40,830
    General and administrative                     6,249               7,812
    Goodwill amortization                          3,121                 978
-----------------------------------------------------------------------------
Total operating expenses                          62,252              64,112
-----------------------------------------------------------------------------
(Loss) income from operations                    (12,296)                318
Interest income, net                               1,583               1,013
-----------------------------------------------------------------------------
(Loss) income before income taxes                (10,713)              1,331
Income taxes                                           -                 479
-----------------------------------------------------------------------------
Net (loss) income                               ($10,713)            $   852
-----------------------------------------------------------------------------
Net (loss) income per share: basic                ($0.07)              $0.01
Net (loss) income per ADS: basic                  ($0.36)              $0.03
Shares used in computing basic
net (loss)income per share                       149,355             143,792
ADSs used in computing basic
net (loss) income  per ADS                        29,871              28,758
-----------------------------------------------------------------------------
Net (loss) income per share: diluted              ($0.07)              $0.01
Net (loss) income per ADS: diluted                ($0.36)              $0.03
Shares used in computing diluted
net (loss) income per share                      149,355             148,606
ADSs used in computing diluted
net (loss) income  per ADS                        29,871              29,721
-----------------------------------------------------------------------------
Note: Each American depositary share ("ADS") represents five ordinary shares.


MERANT plc - QUARTER ENDED JULY 31, 2000
CONSOLIDATED BALANCE SHEET - IN U.S. FORMAT
(in thousands)
(unaudited)
                                           July 31, 2000      April 30, 2000
-----------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                   $101,556            $106,140
    Short-term investments                        17,162              19,538
    Accounts receivable, net                      73,680              92,840
    Prepaid expenses and other assets             11,980              10,127
-----------------------------------------------------------------------------
Total current assets                             204,378             228,645
-----------------------------------------------------------------------------
Long-term assets:
    Property, plant and equipment, net            45,436              47,518
    Goodwill, net                                 41,746              44,297
    Software product assets, net                   4,883               5,569
    Other assets                                   3,255               2,987
-----------------------------------------------------------------------------
Total assets                                    $299,698            $329,016
-----------------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
    Borrowings                                    $2,644              $2,785
    Accounts payable                              10,525              12,208
    Accrued employee compensation                 14,358              20,088
    Income taxes payable                           8,334               7,601
    Deferred revenue                              64,288              69,830
    Other current liabilities                     35,174              41,945
-----------------------------------------------------------------------------
Total current liabilities                        135,323             154,457
-----------------------------------------------------------------------------
Deferred income taxes                             14,724              13,157
-----------------------------------------------------------------------------
Total liabilities                                150,047             167,614
-----------------------------------------------------------------------------
Shareholders' equity:
    Ordinary shares                                4,878               4,876
    Additional paid-in capital
    and other reserves                           172,924             172,892
    Treasury stock                                (9,646)            (11,742)
    Retained earnings                             (4,271)              6,442
    Accumulated other comprehensive loss         (14,234)            (11,066)
-----------------------------------------------------------------------------
Total  shareholders' equity                      149,651             161,402
-----------------------------------------------------------------------------
Total  liabilities and shareholders' equity     $299,698            $329,016
-----------------------------------------------------------------------------


MERANT plc - QUARTER ENDED JULY 31, 2000
CONSOLIDATED STATEMENTS OF CASH FLOW - IN U.S. FORMAT
(in thousands)
(unaudited)
                                                    Three months ended
                                          July 31,  2000       July 31, 1999
-----------------------------------------------------------------------------
Operating activities:
    Net (loss) income                           ($10,713)               $852
    Adjustments to reconcile net (loss) income
    to cash (used)provided by operations:
    Depreciation of fixed assets                   3,470               3,251
    Amortisation of software product assets
    and other intangibles                          3,617               3,481
    Changes in operating assets and liabilities   (2,412)             (4,330)
    Deferred taxation                                  -               1,398
-----------------------------------------------------------------------------
Net cash (used) provided by operating activities
                                                  (6,038)              4,652
-----------------------------------------------------------------------------
Investing activities:
    Purchases of property, plant and equipment    (2,665)             (3,303)
    Software product assets and other intangibles    (98)             (1,517)
    Available-for-sale securities                  2,376              13,809
 -----------------------------------------------------------------------------
Net cash (used) provided by investing activities    (387)              8,989
-----------------------------------------------------------------------------
Financing activities:
    Issuance of ordinary shares, net of expenses   2,377               1,139
    Own shares                                      (847)                  -
    Repayment of borrowings                            -               1,644
-----------------------------------------------------------------------------
Net cash provided by financing activities          1,530               2,783
-----------------------------------------------------------------------------
Effect of exchange rates on cash                     311                 141
-----------------------------------------------------------------------------
(Decrease) increase in cash                       (4,584)             16,565
-----------------------------------------------------------------------------
Cash at beginning of period                      106,140              86,580
-----------------------------------------------------------------------------
Cash at end of period                           $101,556            $103,145
-----------------------------------------------------------------------------


MERANT plc - QUARTER ENDED JULY 31, 2000
CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN U.K. FORMAT
(in thousands - except share, per share data)
(unaudited)
                                                    Three months ended
                                           July 31, 2000       July 31, 1999
                                                GBP 000              GBP 000
-----------------------------------------------------------------------------
Revenue
    Licence fees                                  20,035              26,749
    Maintenance subscriptions                     18,248              15,815
    Training and consulting                        9,300              12,331
-----------------------------------------------------------------------------
Total revenue                                     47,583              54,895
-----------------------------------------------------------------------------
Cost of revenue
    Cost of licence fees                           1,553               1,597
    Cost of maintenance subscriptions              3,514               3,568
    Cost of training and consulting                9,842               9,275
-----------------------------------------------------------------------------
Total cost of revenue                             14,909              14,440
-----------------------------------------------------------------------------
Gross profit                                      32,674              40,455
-----------------------------------------------------------------------------
Operating expenses
    Research and development                       9,630               9,069
    Sales and marketing                           24,851              25,464
    General and administrative                     4,630               5,136
    Goodwill amortisation                         10,510               8,754
-----------------------------------------------------------------------------
Total operating expenses                          49,621              48,423
-----------------------------------------------------------------------------
Operating (loss) before interest and taxation    (16,947)             (7,968)
Interest income, net                               1,082                 638
-----------------------------------------------------------------------------
(Loss) before taxation                           (15,865)             (7,330)
Taxation                                              --                (592)
-----------------------------------------------------------------------------
(Loss) for the period after taxation             (15,865)             (7,922)
-----------------------------------------------------------------------------

(Loss) per share: basic                            (10.9p)              (5.7p)
(Loss) per share: diluted                          (10.9p)              (5.7p)
-----------------------------------------------------------------------------
Number of shares: basic                          145,323             139,982
Number of shares: diluted                        145,323             139,982


MERANT plc - QUARTER ENDED JULY 31, 2000
CONSOLIDATED BALANCE SHEET - IN U.K. FORMAT
(unaudited)
                                           July 31, 2000      April 30, 2000
                                                GBP  000              GBP 000
-----------------------------------------------------------------------------
Fixed assets:
    Intangible fixed assets                      109,186             120,205
    Tangible fixed assets                         30,290              30,075
    Investment                                     6,011               7,431
-----------------------------------------------------------------------------
Total  fixed assets                              145,487             157,711
-----------------------------------------------------------------------------
Current assets:
    Stock                                          1,440               1,444
    Trade debtors                                 49,120              58,760
    Other debtors and prepaid expenses             9,802               7,101
    Cash and bank deposits                        79,145              79,543
-----------------------------------------------------------------------------
Total current assets                             139,507             146,848
-----------------------------------------------------------------------------
Creditors: amounts falling due within one year
    Bank loans and overdrafts                      1,763               1,763
    Trade creditors                                7,017               7,726
    Accrued employee compensation                  9,572              12,714
    Current corporation tax                        5,403               4,801
    Accrued expenses and
    other current liabilities                     15,180              15,429
    Deferred revenue                              42,859              44,196
-----------------------------------------------------------------------------
Total current liabilities                         81,794              86,629
-----------------------------------------------------------------------------
Net current assets                                57,713              60,219
-----------------------------------------------------------------------------
Total assets less current liabilities            203,200             217,930
Provisions for liabilities and charges            20,273              19,446
-----------------------------------------------------------------------------
Net assets                                       182,927             198,484
-----------------------------------------------------------------------------
Capital and reserves
    Called up share capital                        2,989               2,988
    Share premium account and other reserves     200,442             200,421
    Profit and loss account                      (20,504)             (4,925)
-----------------------------------------------------------------------------
Total  shareholders' equity                      182,927             198,484
-----------------------------------------------------------------------------


MERANT plc - QUARTER ENDED JULY 31, 2000
CONSOLIDATED CASH FLOW STATEMENT - IN U.K. FORMAT
(unaudited)
                                                   Three months ended
                                           July 31 2000         July 31 1999
                                                GBP 000              GBP 000
-----------------------------------------------------------------------------
Operating (loss):                               (16,947)              (7,968)
    Depreciation of fixed assets                  2,268                1,557
    Amortisation of software product
    assets and other intangibles                 11,082               11,110
    Changes in operating assets and liabilities   3,624                2,213
    Restructuring charges                          (637)                   -
    Deferred taxation                                 -               (3,113)
-----------------------------------------------------------------------------
Net cash (outflow)/ inflow
from operating activities                          (610)               3,799
Returns on investments and servicing of finance   1,082                  638
Taxation                                            (48)               1,204
Capital expenditure and financial investment     (3,106)              (5,774)
-----------------------------------------------------------------------------
Cash (outflow) before financing                  (2,682)                (133)
Financing                                         2,002                1,778
-----------------------------------------------------------------------------
(Decrease)/increase in cash                        (680)               1,645
-----------------------------------------------------------------------------


Reconciliation of net cash flow to movements in net funds

(Decrease)/increase in cash                        (680)               1,645
Cash outflow from increase in loans                   -               (1,012)
Cash outflow from increases in liquid resources       -                   (7)
-----------------------------------------------------------------------------
Change in cash resulting from cash flows           (680)                 626
Currency translation difference                     282                   67
-----------------------------------------------------------------------------
Movement in cash during the period                 (398)                 693
Net funds at beginning of period                 77,780               73,692
-----------------------------------------------------------------------------
Net funds at end of period                       77,382               74,385
-----------------------------------------------------------------------------


NNNN







                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  August 22, 2000                By: /s/ Kenneth A. Sexton
                                       --------------------------------------
                                       Kenneth A. Sexton
                                       Chief Financial Officer